SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                                (AMENDMENT NO. )

                         NEW HARVEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    417525102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                               600 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 371-8008
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)
--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                   NOTE.   Six copies of this statement, including all exhibits,
should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

                              (Page 1 of 26 Pages)

------------------------------------------------------------------------------------------------------------------
CUSIP NO.  417525102
                                                         13D                               PAGE  2  OF   26 PAGES
                                                                                                --- -------------
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Azur International, Inc.
                             50-0015673
------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)     /  /
               (b)    /  /
------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                      WC

------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           /  /

------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Nevada
------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7      SOLE VOTING POWER
        SHARES                              68,960,000
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
------------------------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                                 0
------------------------------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                            68,960,000
------------------------------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                                 0
------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              68,960,000
------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              50.4%

------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                              CO
------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

         (a) This Statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of New Harvest Capital Corporation, a Delaware corporation (the "Company").

         (b) The principal executive offices of the Company are located at 101 NE 3rd Avenue, Suite 1220, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)  This   Statement   on   Schedule   13D  is  being  filed  by  Azur
International, Inc., a Nevada corporation (the "Reporting Person").

         (b)-(c) The business address of the Reporting Person is 101 NE 3rd Avenue, Suite 1220, Fort Lauderdale, Florida 33301. The Reporting Person is real estate development firm. The directors and executive officers of the Reporting Person are set forth on Schedule I, attached hereto. Schedule I also sets forth the following information with respect to each such person:

                  (i)   name;

                  (ii)  business address (or residence address where indicated);

                  (iii) present principal occupation or employment and the name, principal  business  and address of any  corporation  or
                        other   organization   in  which  such   employment   is
                        conducted;

                  (iv)  citizenship.

          (d) During the last five years, neither the Reporting Person nor any person named in Schedule I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person or any person named in Schedule I been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person or such person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

         (e) The Reporting Person is a Nevada corporation.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On June 1, 2005, the Reporting Person entered into and consummated a Stock Purchase Agreement (the "Purchase Agreement") with HVST Acquisition Corp., a company owned by James Ditanna under which the Reporting Person purchased an aggregate of 68,960,000 shares of Common Stock (the "Shares") for a purchase price of $550,000 paid in cash at closing. The entire purchase price was paid from the working capital of the Reporting Person.

         Simultaneously with the acquisition of the Shares, the Reporting Person entered into a Consulting and Investment Banking Services Agreement with Venture Fund I, Inc., a Nevada corporation owned by James Ditanna ("Venture") under which Venture has agreed to provide to the Reporting Person certain information, evaluation and consulting and investment banking services for a consideration of 600,000 shares of common stock of the Reporting Person.

                  In connection with the sale, the Board of Directors of the Company elected Donald Goree and Donald Winfrey (the "New Directors") as directors of the Company to fill vacancies in the Board, such persons to take office ten days after the Company files with the Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company an Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). The Board appointed Donald Goree as Chairman and Chief Executive Officer, Donald Winfrey as President and Albert Lazo as Secretary of the Company (the "New Officers"). In addition, immediately after taking the foregoing action, all officers of the Company (other than the New Directors and New Officers) resigned, effective immediately upon the consummation of the sale of the Shares to the Reporting Company, and all of the directors (other than the New Directors) resigned, such resignations to take effect ten days after the Company files the Information Statement with the SEC and transmits the Information Statement to all holders of record of common stock of the Company.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person has informed the Company that it is the intention of the Reporting Company to (a) as soon as practicable use its best efforts to cause the Company to effect a 1 for 1,370 reverse stock split such that immediately after such split the number of outstanding shares of the Company shall be reduced to approximately 100,000 and (b) after the reverse stock split, use its best efforts to cause the Company to enter into a statutory exchange of stock with the Reporting Person as permitted under the laws of Delaware and Nevada, the jurisdictions of incorporation of the Company and the Reporting Person, respectively.

          It is anticipated that in such transaction, the Company would issue one share of common stock of the Company for each two shares of the Reporting Person's common stock held by stockholders of the Reporting Person as of the record date for the exchange. As of June 3, 2005 the Reporting Person had 47,995,977 shares of common stock outstanding. As a result of such exchange, the Reporting Person would become a wholly owned subsidiary of the Company and engage in the real estate development business. The statutory exchange shall be subject, among other things, to approval by the respective Boards of Directors and stockholders of the Company and the Reporting Person and to the SEC declaring effective a registration statement covering the issuance of the Company's common stock to the stockholders of the Reporting Person. There can be no assurance that such transactions will be consummated.

         Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date  hereof,  the  Reporting  Person  may be  deemed  to
beneficially  own  68,960,000   shares  of  the  Company's  Common  Stock  which
represents approximately 50.4% of the Company's outstanding common stock.

         (b) The Reporting Person directly owns the 68,960,000 shares of Common Stock referred to herein.

         (c) Except for the acquisition of 68,960,000 shares of Common Stock pursuant to the Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1.       Purchase Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                     JUNE 14, 2005
                                                     ---------------------------
                                                     (Date)



                                                    AZUR INTERNATIONAL, INC.

                                                 By:  /s/ DONALD WINFREY
                                                      -------------------------
                                                      Donald Winfrey, President

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of the Reporting Person are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 101 NE 3rd Avenue, Fort Lauderdale, Florida 33301.

                             Position with Reporting

           NAME                     PERSON               PRINCIPAL OCCUPATION
           ----                     ------               --------------------
Donald Goree                Chairman, CEO and            Chairman and CEO of
                            Director                     Reporting Person

Donald C. Winfrey           President and Director       President of Reporting
                                                         Person

Albert Lazo, Esq.           General Counsel,             General Counsel and
                            Secretary and Director       Secretary of Reporting
                                                         Person

Otto Reich                  Director                     Formerly, Assistant
                                                         Secretary of State for
                                                         Western Hemisphere
                                                         Affairs

Jeffrey Grene               Vice President of            Vice President of
                            Development, President       Development of
                            of Azur Development          Reporting Person and
                            Corp., a subsidiary of       President of Azur
                            the Reporting Person         Development Corp.


Carl Crawford               Vice President of Golf       Vice President of Golf
                            Operations                   Operations of Reporting
                                                         of Reporting Person

                                    Exhibit 1


--------------------------------------------------------------------------------


                            STOCK PURCHASE AGREEMENT



                            Dated as of May ___, 2005



                                  by and among

                            AZUR International, Inc.
                                 and/its Assigns




                                       and




                          HVST Acquisition Corporation


--------------------------------------------------------------------------------

                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT (this "Agreement") dated as of May ___, 2005, by and among AZUR International, Inc. and/or its assignees (the "Purchaser") and HVST Acquisition Corporation (the "Seller"),

                              W I T N E S S E T H:

         WHEREAS, Seller is the owner of an aggregate of 68,960,000 shares of the issued and outstanding restricted stock, par value $0.0001 per share (the "Stock"), of New Harvest Capital Corporation, a corporation organized under the laws of the State of Delaware (the "Company").

         WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Stock pursuant to this Agreement; and

         NOW, THEREFORE, IT IS AGREED:

                                    ARTICLE I

                                  SALE OF STOCK

         Section 1.1 SALE OF STOCK. Subject to the terms and conditions herein stated, Seller agrees to sell, assign, transfer, and deliver to Purchaser on the Closing Date, and Purchaser agrees to purchase from Seller on the Closing Date, all of the shares of Stock. The certificate(s) representing the Stock shall be duly endorsed in blank (the "Sale"), with each endorsement accompanied by a Medallion signature guarantee.

         Section 1.2 PRICE. On the Closing Date, Purchaser shall pay to Seller the amount of $550,000.00 (Five Hundred Fifty Thousand Dollars) (the "Purchase Price"). The Purchaser and Seller acknowledge that the Purchase Price has already been delivered to Heskett & Heskett ("Escrow Agent"), and the Seller shall deliver the Stock to Escrow Agent, duly endorsed in blank for transfer to Purchaser or its designees. To commence Closing, Purchaser shall give written instruction to proceed, whereby Escrow Agent shall promptly transmit the Stock certificate(s) to the Transfer Agent of the Company by overnight courier for immediate delivery to Purchaser. Upon telephonic advice of receipt of the new stock certificates issued in the name of Purchaser, and a copy of each being transmitted by facsimile, the Escrow Agent shall release the escrowed funds to the Seller in the amount due under this Agreement. Within two (2) business days, Escrow Agent shall deliver the books, records and appropriate materials to Purchaser as described in Section 3.4.

         Section 1.3 CLOSING. The closing of the Sale referred to in Section 1.1 (the "Closing") shall take place on June 1, 2005, or such other date as the parties may agree. Such date is herein referred to as the "Closing Date."

         Section  1.4  TAXES.  All  sales,  transfer,   income,  or  gain  taxes
applicable to the sale of the Stock by Seller as contemplated by this Agreement shall be paid by Seller.

                                   ARTICLE II

                            REPRESENTATIONS OF SELLER

         The Seller represents and warrants that:

         Section 2.1 OWNERSHIP OF STOCK. Seller is the lawful owner of the Stock, free and clear of all security interests, liens, encumbrances, equities and other charges Seller further represents that it does not beneficially own any options or warrants or other rights to purchase shares of Common Stock. There are no outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Stock, or any arrangements that require or permit any of the Stock to be voted by or at the discretion of anyone other than the Seller, and there are no restrictions of any kind on the transfer of any of the Stock other than
(a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the "Securities Act") and (b) restrictions on transfer imposed by applicable state securities or "blue sky" laws. The delivery by Seller to Purchaser of the Stock pursuant to the provisions of this Agreement will transfer to Purchaser valid title thereto, free and clear of any and all Encumbrances. The Stock has not been registered under any Securities and Exchange Commission ("SEC") registration and was sold to Seller in a transaction exempt from registration.

         Section 2.2 AUTHORIZATION AND VALIDITY OF AGREEMENT. Seller has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming the due execution of this Agreement by Purchaser, is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles. The Seller is not a party to any agreement, written or oral, creating rights in respect of any of such Stock in any third party or relating to the voting of the Stock.

         Section 2.3 NO BROKERS. No brokerage or finder's fees or commissions are or will be payable by the Seller to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person (as defined below) with respect to the transaction contemplated by this Agreement, and the Company has not taken any action that would cause the Purchaser to be liable for any such fees or commissions (for the purposes of this Agreement, "Person" shall mean any individual, sole proprietorship, partnership, limited partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or governmental authority). The Seller agrees that the Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of any Person, for fees of the type contemplated by this Section and Seller shall indemnify and hold Purchaser and the Company harmless from any fees, costs or liabilities of any kind incurred by Purchaser in connection therewith.

         Section 2.4 ACCURACY OF INFORMATION. None of the representations and warranties of Seller contained herein, or in the documents furnished by him pursuant hereto, contains any material misstatement of fact or omits to state any material fact necessary to make the statements herein or therein in light of the circumstances in which they were made not misleading.

         Section 2.5 CONSUMMATION OF A REVERSE STOCK SPLIT AND MERGER TRANSACTION. Seller acknowledges that it is the intention of the Purchaser, upon completion of the transactions contemplated hereby, to cause the Company to: (i) effect a reverse stock split such that there will be a total of approximately 100,000 shares of the Company's Common Stock (the "Common Stock") outstanding, and (ii) consummate a merger, reverse acquisition or similar transaction with AZUR (the "Merger") some time in the future. Seller further acknowledges that, upon consummation of the Merger, there can be no assurance as to the value of the Common Stock. Seller has had such opportunity as it desires to ask Purchaser any questions and receive information concerning such matters, including the risks associated therewith, and has received satisfactory answers to such questions and desires to complete the sale of the Shares contemplated under this Agreement.


                                   ARTICLE III

                   REPRESENTATIONS OF SELLER AS TO THE COMPANY

         The Seller represents and warrants that to the best of its knowledge:

         Section 3.1 EXISTENCE AND GOOD STANDING. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

         Section 3.2       CAPITAL STOCK.

                  (a) The Company has an authorized capitalization consisting of 300,000,000 shares of common stock, par value $0.0001 per share, of which 136,959,999 shares are issued and outstanding as of the date hereof, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares are issued and outstanding. All such outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. . All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities laws. No securities of the Company are entitled to preemptive or similar rights, and no person or entity has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated hereby. Except as a result of the purchase and sale of the Stock, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and shall not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

                  (b) There are no outstanding obligations, contingent or otherwise, of the Company to redeem, purchase or otherwise acquire any capital stock or other securities of the Company.

                  (c) There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or Seller is a party or by which either of them are bound relating to the voting of any shares of the capital stock of the Company.

                  (d) The Stock shall be duly authorized for issuance, when delivered in accordance with the terms of this Agreement, and shall be validly issued, fully paid and non-assessable and the transfer of said Stock shall not be subject to any preemptive or other similar right.

         Section 3.3       SUBSIDIARIES.  The Company has no subsidiaries.

         Section 3.4 BOOKS AND RECORDS. The Company's books and records, financial and otherwise, are in all material respects complete and correct and are in the offices of Escrow Agent.

         Section 3.5       SECURITIES FILINGS.

                  (a) Since January 31, 2002, the Company has timely filed or furnished all of its filings, forms, reports, statements, and other documents required to be filed or furnished to the SEC, including: (a) all Annual Reports on Form 10-KSB, (b) all Quarterly Reports on Form 10-QSB, (c) all proxy or information statements relating to meetings or consents of shareholders (whether annual or special), (d) all reports on Form 8-K, (e) all other reports or registration statements, and (f) all amendments and supplements to all such reports and registration (collectively, the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

                  (b) Except as set forth in its Form 10-KSB for the fiscal year ended April 30, 2004, the Company has not been engaged in any other business activity since at least April 30, 2003.

                  (c) Since the date of the filing of its annual report on Form 10-KSB for the period ended April 30, 2004, except as specifically disclosed in the SEC Reports: (i) there has been no event, occurrence or development that has had or that could result in a Material Adverse Effect (for the purposes of this Agreement, a "Material Adverse Effect" shall mean any event, occurrence, fact, condition, change or effect that is materially adverse to the business, assets, condition (financial or otherwise), operating results, or prospects of the Company); (ii) the Company has not incurred any liabilities (contingent or otherwise) other than professional fees, which are accurately reported in the SEC Reports; (iii) the Company has not altered its method of accounting or the identity of its auditors; (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; (v) the Company has not issued any equity securities to any officer, director or Affiliate (the term" Affiliate" is defined as set fort in 17 C.F.R. Section 230.144(a)(1)) of the Company, other than in connection with issuance of equity securities as payment of certain professional fees; (vi) the Company has not made any loan, advance or capital contributions to or investment in any Person; (vii) the Company has not entered into any transaction or commitment made, or any contract or agreement entered into, relating to its business or any of its assets (including the acquisition or disposition of, or creation of a lien on, any assets) or any relinquishment by the Company of any contract or other right; (viii) the Company has not granted any severance or termination pay to any current or former director, officer or employee of the Company, or increased the benefits payable under any existing severance or termination pay policies or employment agreements or entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current or former director, officer or employee of the Company; (ix) the Company has not established, adopted or amended (except as required by applicable law) any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee of the Company; (x) the Company has not increased the compensation, bonus or other benefits payable or otherwise made available to any of its current or former directors, offices or employees ; (xi) the Company has not made any tax election or any settlement or compromise of any tax liability, in either case that is material to the Company or entered into any transaction by the Company not in the ordinary course of business

         Section 3.6 LITIGATION. There are no (a) actions, suits, or legal, equitable, arbitrative, or administrative proceedings pending, or to the knowledge of the Seller, threatened against the Company, or (b) judgments, injunctions, writs, rulings, or orders by any Person against the Company. Neither the Company, nor any officer, key employee, or 5% stockholder of the Company in his, her or its capacity as such, is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or any other government agency. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

         Section 3.7 TAXES. The Company duly filed with the appropriate taxing authorities all tax returns required to be filed by or with respect to its business and has paid any sums due. There are no liens for taxes upon the assets of the Company except for statutory liens for current taxes not yet due and payable or which may thereafter be paid without penalty or are being contested in good faith. The Company has not received any notice of audit, is not undergoing any audit of its tax returns, or has received any notice of deficiency or assessment from any taxing authority with respect to liability for taxes which has not been fully paid or finally settled. There have been no waivers of statutes of limitations by the Company with respect to any tax returns. The Company has not filed a request with the Internal Revenue Service for changes in accounting methods within the last three years which change would affect the accounting for tax purposes, directly or indirectly, of its business. The Company has not executed an extension or waiver of any statute of limitations on the assessment or collection of any taxes due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

         Section 3.8 ACCURACY OF INFORMATION. None of the representations and warranties of the Seller contained herein, or in the documents furnished by him pursuant hereto, contains any material misstatement of fact or omits to state any material fact necessary to make the statements herein or therein in light of the circumstances in which they were made not misleading.

         Section 3.9 INTERNAL ACCOUNTING CONTROLS; SARBANES-OXLEY ACT OF 2002. To the best of the Seller's knowledge, the Company is in compliance with the requirements of the Sarbanes-Oxley Act of 2002 applicable to it as of the date of this Agreement. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosures controls and procedures to ensure that material information relating to the Company, is made known to the certifying officers by others within those entities, particularly during the period in which the Company's Form 10-KSB or 10-QSB, as the case may be, is being prepared. The Company's certifying officer has evaluated the effectiveness of the Company's controls and procedures as of the date of its most recently filed periodic report (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic report the conclusions of the certifying officer about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls. The Company's auditors, at all relevant times, have been duly registered in good standing with the Public Company Accounting Oversight Board.

         Section 3.10 SOLVENCY; INDEBTEDNESS. Based on the financial condition of the Company as of the Closing Date: (i) the fair saleable value of the Company's assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company's assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted, including its capital needs taking into account the particular capital requirements of the business conducted by the Company and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature. The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one (1) year from the Closing Date. The SEC Reports set forth as of the dates thereof all outstanding secured and unsecured indebtedness of the Company, or for which the Company has commitments. The Company is not in default with respect to any indebtedness. At the Closing, there will be no outstanding liabilities, obligations or indebtedness of the Company whatsoever, other than professional fees.

         Section 3.11 DISCLOSURE. The Seller confirms that neither it nor any other Person acting on its behalf has provided the Purchaser or its agents or counsel with any information that constitutes or might constitute material, nonpublic information concerning the Company. The Seller understands and confirms that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Purchaser regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Seller with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Seller acknowledges and agrees that the Purchaser has not made, nor is the Purchaser making, any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth herein.

         Section 3.12 NO DISAGREEMENTS WITH ACCOUNTANTS AND LAWYERS. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the accountants and lawyers formerly or presently employed by the Company. The Company is not current with respect to fees owed to its accountants and lawyers.

         Section 3.13 NO CONFLICTS. The execution, delivery and performance of this Agreement and the transaction contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company's Certificate or Articles of Incorporation, By-laws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of any agreement, credit facility, debt or other instrument (evidencing a Company debt or otherwise) or other understanding to which the Company is a party or by which any property or asset of the Company is bound or affected or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

         Section 3.14 FILINGS, CONSENTS AND APPROVALS. Neither the Seller nor the Company are required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance of this Agreement.

         Section 3.15 COMPLIANCE. The Company: (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body and (iii) is not and has not been in violation of any statute, rule or regulation of any governmental authority.

         Section 3.16 TRANSACTIONS WITH AFFILIATES AND EMPLOYEES. Except as required to be set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Seller, none of the Affiliates or employees of the Company are presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Seller, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

         Section 3.17 ASSETS. All Company leases for real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default).

         Section 3.18 INVESTMENT COMPANY/INVESTMENT ADVISOR. The business of the Company does not require it to be registered as an investment company or investment advisor, as such terms are defined under the Investment Company Act and the Investment Advisors Act of 1940.

         Section 3.19 ENVIRONMENTAL MATTERS. The Company has complied with all applicable state and federal environmental laws and regulations ("Environmental Law"). There is no pending or threatened civil or criminal litigation, written notice of violation, formal administrative proceeding or investigation, inquiry or information request by any state and federal governmental entity relating to any Environmental Law involving the Company.

         Section 3.20 INFORMED DECISION. The Seller is aware of the Company's business affairs and financial condition and has reached an informed and knowledgeable decision to sell the Shares.

         Section 3.21 NO LIABILITIES OR DEBTS. With the exception of professional fees as of the date of this Agreement, there are no liabilities or debts of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or debt. The Company is not a guarantor of any indebtedness of any other person, firm or corporation.

                                   ARTICLE IV

                          REPRESENTATIONS OF PURCHASER

         Purchaser represents and warrants as follows:

         Section 4.1 AUTHORIZATION OF PURCHASER. Purchaser has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due execution of this Agreement by Seller, will constitute a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

         Section 4.2 CONSENTS AND APPROVALS; NO VIOLATIONS. The execution and delivery of this Agreement by Purchaser and the consummation of the transaction contemplated hereby (a) will not violate any statute, rule, regulation, order or decree of any public body or authority by which Purchaser is bound or by which any of its properties or assets are bound, (b) will not require any filing with, or permit, consent or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority on or prior to the Closing Date, and (c) will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance upon any of the properties or assets of Purchaser under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, lease, franchise agreement, or any other instrument or obligation to which Purchasers are a party, or by which it or any of its properties or assets may be bound.

         Section 4.3 PURCHASE FOR INVESTMENT. With regard to the shares of Stock purchased from the Seller, Purchaser and its assigns or designees will acquire the Stock solely for its own account for investment purposes only and not with a view toward any resale or distribution thereof. With regard to the shares of Stock purchased from the Seller, Purchaser agrees that the Stock may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under such Securities Act, and without compliance with the securities laws of other jurisdictions, to the extent applicable. Purchaser and its assigns or designees have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their purchase of the Stock. Purchaser confirms that the Company and Seller have made available to Purchaser the opportunity to ask questions of the Company and to acquire additional information about the Company's business and financial condition.

         Section 4.4 AVAILABLE FUNDS. Purchaser will have on the Closing Date sufficient funds to perform all of its obligations under this Agreement, including, without limitation, to make the payments required hereunder described in Section 1.2 hereto.

         Section 4.5 LITIGATION. There is no action, suit, or proceeding, at law or in equity, by any person, or any arbitration or any administrative or other proceeding before any governmental body or instrumentality or agency, pending or, to the knowledge of the

Purchaser, threatened in writing, that is reasonably likely to have a material adverse effect on Purchaser's ability to consummate the Sale and the other transactions contemplated by this Agreement.

         Section 4.6 NO OUTSIDE RELIANCE. Purchaser has not relied and is not relying upon any statement or representation not made in this Agreement or Exhibit A hereto or in any certificate or document required to be provided by the Company or the Seller pursuant to this Agreement.

         Section 4.7 BROKER'S OR FINDER'S FEES. No agent, broker, firm or other Person acting on behalf of Purchaser is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

         Section 4.8 ACCURACY OF INFORMATION. None of the representations and warranties of Purchaser contained herein, or in the documents furnished pursuant hereto, contains any material misstatement of fact or omits to state any material fact necessary to make the statements herein or therein in light of the circumstances in which they were made not misleading.

                                    ARTICLE V

                       CONDITIONS TO SELLER'S OBLIGATIONS

         The Sale of the Stock by Seller on the Closing Date is conditioned upon satisfaction or waiver, at or prior to the consummation of the Sale, of the following conditions:

         Section 5.1 TRUTH OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date.

         Section 5.2 PERFORMANCE OF AGREEMENTS. Each and all of the agreements of Purchaser to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects.

         Section 5.3 NO INJUNCTION. No court or other governmental body or public authority shall have issued an order that shall then be in effect restraining or prohibiting the completion of the transactions contemplated hereby.

                                   ARTICLE VI

                      CONDITIONS TO PURCHASER'S OBLIGATIONS

         The purchase of the Stock by Purchaser on the Closing Date is conditioned upon the satisfaction or waiver, at or prior to the consummation of the Sale, of the following conditions:

         Section 6.1 TRUTH OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties have been made on and as of such date (except to the extent that any such representation and warranty is stated in this Agreement to be made as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date).

         Section 6.2 PERFORMANCE OF AGREEMENTS. Each and all of the agreements of Seller to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects.

         Section 6.3 NO INJUNCTION. No court or other government body or public authority shall have issued an order which shall then be in effect restraining or prohibiting the completion of the transactions contemplated hereby.

                                   ARTICLE VII

                               CERTAIN AGREEMENTS

         Section 7.1 REASONABLE BEST EFFORTS. Each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to, (a) the obtaining of all necessary waivers, consents, and approvals from governmental or regulatory agencies or authorities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain any approval or waiver from, or to avoid any action or proceeding by, any governmental agency or authority, (b) the obtaining of all necessary consents, approvals, or waivers from third parties, and (c) the defending of any lawsuits or any other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, seeking to have any temporary restraining order entered by any court or administrative authority vacated or reversed.

        Section 7.2 PUBLIC ANNOUNCEMENTS. Neither party shall issue any press release or otherwise make any public statements with respect to this Agreement without the approval of the other party, except as may be required by applicable law or regulations.

                                  ARTICLE VIII

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

         Section 8.1       INDEMNITIES.

                  (a) Seller hereby agrees to indemnify and hold harmless the Purchaser from and against any and all damages, claims, losses, or expenses (including reasonable attorneys' fees and expenses) ("Damages") actually suffered or paid by Purchaser as a result of the breach of this Agreement or any representation or warranty made by Seller in this Agreement. To the extent that Seller's undertakings set forth in this Section 8.1(a) may be unenforceable, Seller shall contribute the maximum amount that it is permitted to contribute under applicable law to the payment and satisfaction of all Damages incurred by the parties entitled to indemnification hereunder; PROVIDED THAT, in no event shall any Seller's liability exceed the total proceeds of Seller's sale of Stock.

                  (b) Purchaser hereby agrees to indemnify and hold harmless Seller against Damages actually suffered or paid by Seller as a result of the breach of this Agreement or any representation or warranty made by the Purchaser in this Agreement. To the extent that the Purchaser's undertakings set forth in this Section 8.1(b) may be unenforceable, the Purchaser shall contribute the maximum amount that they are permitted to contribute under applicable law to the payment and satisfaction of all Damages incurred by the parties entitled to indemnification hereunder.

                  (c) Any party seeking  indemnification under this Article VIII
         (an "Indemnified Party") shall give each party from whom indemnification is being sought (each, an "Indemnifying Party") notice of any matter for which such Indemnified Party is seeking indemnification, stating the amount of the Damages, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations of an Indemnifying Party under this Article VIII with respect to Damages arising from any claims of any third party that are subject to the indemnification provided for in this Article VIII (collectively, "Third-Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive, after the Closing Date, initial notice of any Third-Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third-Party Claim within such time frame as is necessary to allow for a timely response and in any event within 30 days of the receipt by the Indemnified Party of such notice; PROVIDED, HOWEVER, that the failure to provide such timely notice shall not release the Indemnifying Party from any of its obligations under this
         Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party; PROVIDED, HOWEVER, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party (upon advice of counsel) for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party, PROVIDED that the Indemnified Party and such counsel shall contest such Third-Party Claims in good faith. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials, and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses, records, materials, and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle or compromise any Third-Party Claim or consent to the entry of any judgment that does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third-Party Claim, or (ii) settle or compromise any Third-Party Claim in any manner that may adversely affect the Indemnified Party. Finally, no Third-Party Claim that is being defended in good faith by the Indemnifying Party or that is being defended by the Indemnified Party as provided above in this Section 8.1(c) shall be settled by the Indemnified Party without the written consent of the Indemnifying Party.

                                   ARTICLE IX

                                  MISCELLANEOUS

         Section 9.1 EXPENSES. The parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel, financial advisors, and accountants.



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

         Section 9.2  GOVERNING LAW; CONSENT TO JURISDICTION.

                  (a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Oklahoma applicable to contracts made and to be performed entirely within the State of Oklahoma.

                  (b) Each of the  parties  agrees  that  any  legal  action  or proceeding with respect to this Agreement may be brought in the courts of the State of Oklahoma or the United States District Court for the Northern District of Oklahoma and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection that it may now or thereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth opposite its name below and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by law.

         Section 9.3 CAPTIONS. The article and section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

         Section 9.4 NOTICES. Any notice, demand, request, or other communication required or permitted hereunder shall be in writing and shall be sufficiently given as of the date so delivered, if personally served; as of the date so sent, if transmitted by facsimile and receipt is confirmed by the facsimile operator of the recipient; as of the date so sent, if sent by electronic mail and receipt is acknowledged by the recipient; one day after the date so sent, if delivered by overnight courier service; or three days after the date so mailed, if mailed by certified mail, return receipt requested, addressed as follows:

         if to Purchaser, to:

         Don Winfrey, President
         AZUR International, Inc.
         101 NE 3rd Ave., Suite 1220
         Ft. Lauderdale FL 33301
         Tel: (954) 763-1515
         Fax: (954) 763-1516



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


         and if to Seller, to:

         John Heskett, Esq.
         HESKETT & HESKETT
         501 South Johnstone, Suite 501
         Bartlesville OK 74003
         Tel: (918) 336-1773
         Fax: (918) 336-3152

or such other addresses or numbers as shall be furnished in writing by any such party in the manner for giving notices hereunder..

         Section 9.5 PARTIES IN INTEREST. This Agreement may not be transferred, assigned, pledged, or hypothecated by any party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         Section 9.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

         Section 9.7 ENTIRE AGREEMENT. This Agreement, the schedules, and other documents referred to herein that form a part hereof, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         Section 9.8 THIRD-PARTY BENEFICIARIES. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

                                    * * * * *









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



         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the day and year first above written.


PURCHASER:

AZUR INTERNATIONAL, INC.


By:      /s/ DON WINFREY
         -----------------------------------
         Don Winfrey, President

SELLER:

HVST ACQUISITION CORPORATION


By:       /s/ JAMES DITANNA
        -----------------------------------
         James Ditanna, President



















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